Exhibit 99.1

Summit Therapeutics plc

(“Summit” or “the Company”)

SUMMIT THERAPEUTICS ANNOUNCES FIRST MILESTONE ACHIEVED IN STRATEGIC ALLIANCE WITH UNIVERSITY OF OXFORD FOR FUTURE GENERATION UTROPHIN MODULATORS FOR TREATMENT OF DMD

Oxford, UK, 2 December 2015 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection, announces the achievement of the first research milestone as part of its multiyear strategic alliance with the University of Oxford. The collaboration is focussed on developing future-generation utrophin modulators for the potential treatment of all patients with the progressive muscle wasting disorder DMD.

The research milestone was achieved following nomination of two series of novel utrophin modulators to progress into lead optimisation studies. This research is being undertaken as part of Summit’s sponsored drug discovery and development programme at the University of Oxford, which is being led by the research teams of Professor Kay Davies FRS, an internationally acclaimed expert in DMD, Professor Stephen Davies, the Waynflete Professor of Chemistry and a director of Summit, and Dr. Angela Russell, an expert in medicinal chemistry and pharmacology. The next objective of the alliance is the selection of a development candidate to enter preclinical studies enabling clinical trials. The novel utrophin modulators that have been discovered include a series of compounds with a potentially new mechanism that appears to be distinct from that of Summit’s Phase 2 clinical candidate SMT C1100.

“Utrophin protein naturally occurs in all developing muscle fibres and performs a similar functional role as dystrophin. Utrophin modulation aims to maintain the production of this protein to substitute for the missing dystrophin, and we believe it has the potential to slow or even stop the progression of DMD in all patients with this progressive and universally fatal disease,” commented Professor Kay Davies, FRS.

“Our collaboration with Summit has made tremendous progress and we are delighted to have nominated two series of utrophin modulators, including one with a potentially novel mechanism, for progression into lead optimisation studies. We look forward to their continued development as we seek to produce utrophin-based treatments that could allow DMD boys to live longer and more fulfilled lives.”

Glyn Edwards, Chief Executive Officer of Summit added, “The achievement of this research milestone highlights the value of our partnership with the University of Oxford as part of our strategy to build a strong and diversified pipeline of utrophin-based therapies. With our lead candidate SMT C1100 poised to enter Phase 2 clinical trials, this is an important time for our programme as we seek to develop disease-modifying treatments for all patients living with this devastating disorder.”

Under the terms of the recently extended strategic alliance, announced on 17 November 2015, achieving this milestone entitles the University of Oxford’s technology commercialisation company, Isis Innovation Limited, to a one-time nominal payment from Summit and to subscribe for 50,000 new ordinary one penny shares in the Company at an exercise price of 20 pence per share during the three-month period starting 22 November 2016.

About Utrophin Modulation in DMD

DMD is a progressive muscle wasting disease that affects around 50,000 boys in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has a meaningful, positive effect on muscle performance. Utrophin modulation has the potential to slow down or even stop the progression of DMD, regardless of the underlying dystrophin mutation. It is also expected that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900

N+1 Singer (Broker) Aubrey Powell / Tom Smale	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman	Tel: +1 781 235 3060 cerdman@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended

January 31, 2015. Accordingly readers should not place undue reliance on forward-looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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